AbbVie Inc (ABBV)

Shareholder Alert

Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278

ABBV Shareholder

Please Vote For Proposal 4 – Management Proposal to Eliminate our 80% Voting Requirements When Only 68% of Shares Vote

Proposal 4 is the most important proposal on the ballot because it is the only management proposal that has a risk of being defeated since it needs an 80% vote from all shares outstanding and typically only 68% of ABBV shares vote.

Apparently ABBV management could not care less that only 68% of shares vote. The management text next to this proposal indicates no special effort to get out the vote. This is tantamount to management opposing it own proposal. And blockage of this proposal prevents other corporate governance improvements that would benefit shareholders.

The lack of management support for proposal 4 is all the more egregious because management is taking the risk that it will be the 4th time a proposal like the management proposal 4 goes down in flames at ABBV in the same lockstep way.

Another company had the same challenge to obtain an 80% vote and it has come up with an outside the box solution. This is Raytheon Technologies Corporation (RTX) with its Proposal 4 in its 2022 proxy.

Meanwhile shareholders are encouraged to vote for Proposal 4 and consider voting against Mr. Edward Rapp, Chair of the Governance Committee, who seems to be in favor of lockstep failures. It is important to decide now on whether to vote against Mr. Rapp because under our stone age corporate governance the earliest opportunity to vote again regarding Mr. Rapp is 2025. Perhaps if Mr. Rapp gets enough negative votes he will consider efforts to increase our poor shareholder voting turnout.

Please Vote For Proposal 4 – Management Proposal to Eliminate our 80% Voting Requirements When Only 68% of Shares Vote

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote their choices by following the procedural instructions provided in the proxy materials.